Exhibit 99.1

NICE Reports 22% Year-Over-Year Cloud Revenue Growth for the Third Quarter 2023

•	Both Revenue and EPS Exceed the High End of Q3 Guidance Range
•	Company Raises Revenue and EPS Guidance for Full Year 2023 and Provides Initial Outlook for 2024
•	New $300 Million Share Repurchase Program Announced

Hoboken, New Jersey, November 16, 2023 - NICE (NASDAQ: NICE) today announced results for the third quarter ended September 30, 2023, as compared to the corresponding period of the previous year.

Third Quarter 2023 Financial Highlights

GAAP	Non-GAAP
Total revenue was $601.3 million and increased 8%	Total revenue was $601.3 million and increased 8%
Cloud revenue was $403.3 million and increased 22%	Cloud revenue was $403.3 million and increased 22%
Cloud gross margin was 65.1% compared to 64.1% last year	Cloud gross margin was 70.4% compared to 70.4% last year
Operating income was $113.6 million and increased 26%	Operating income was $183.9 million and increased 15%
Operating margin was 18.9% compared to 16.3% last year	Operating margin was 30.6% compared to 28.7% last year
Diluted EPS was $1.39 and increased 30%	Diluted EPS was $2.27 and increased 18%
Operating cash flow was $120.6 million and increased 28%

“We are pleased to report another strong quarter exceeding the high end of our guidance range on both total revenue and earnings per share for the third quarter,” said Barak Eilam, CEO of NICE. “Our record revenue was driven by another outstanding quarter with cloud revenue growth of 22%, which is the fastest growth rate in our industry on the largest cloud revenue base. Our robust top line result was paired with another quarter of industry-leading, unrivaled profitability demonstrated by further strong growth in operating income, operating margin and earnings per share. Our newly announced $300 million share buyback program reinforces our confidence in the strength of the underlying fundamentals of our business and our rock-solid financial profile.”

Mr. Eilam continued, “We are leading the CX market riding the strong forces of cloudification, platformization and AI. With record pipeline driven by digital and AI, we are well positioned to finish the year on a strong note and are pleased to provide our initial financial outlook on both top line and profitability beyond this year, reflecting the strength of our market leading position.”

GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2023 total revenues increased 8% to $601.3 million compared to $554.7 million for the third quarter of 2022.

Gross Profit: Third quarter 2023 gross profit was $410.4 million compared to $383.9 million for the third quarter of 2022. Third quarter 2023 gross margin was 68.2% compared to 69.2% for the third quarter of 2022.

Operating Income: Third quarter 2023 operating income increased 26% to $113.6 million compared to $90.3 million for the third quarter of 2022. Third quarter 2023 operating margin was 18.9% compared to 16.3% for the third quarter of 2022.

Net Income: Third quarter 2023 net income increased 30% to $92.4 million compared to $71.2 million for the third quarter of 2022. Third quarter 2023 net income margin was 15.4% compared to 12.8% for the third quarter of 2022.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the third quarter of 2023 increased 30% to $1.39 compared to $1.07 in the third quarter of 2022.

Operating Cash Flow and Cash Balance: Third quarter 2023 operating cash flow was $120.6 million. In the third quarter of 2023, $89.5 million was used for share repurchases. As of September 30, 2023, total cash and cash equivalents, and short-term investments were $1,651.6 million. Our debt, net of a hedge instrument, was $544.3 million, resulting in net cash and investments of $1,107.3 million.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2023 total revenues increased 8% to $601.3 million compared to $554.7 million for the third quarter of 2022.

Gross Profit: Third quarter 2023 Non-GAAP gross profit increased to $434.4 million compared to $408.0 million for the third quarter of 2022. Third quarter 2023 Non-GAAP gross margin was 72.2% compared to 73.5% for the third quarter of 2022.

Operating Income: Third quarter 2023 Non-GAAP operating income increased 15% to $183.9 million compared to $159.3 million for the third quarter of 2022. Third quarter 2023 Non-GAAP operating margin was 30.6% compared to 28.7% for the third quarter of 2022.

Net Income: Third quarter 2023 Non-GAAP net income increased 18% to $150.6 million compared to $127.8 million for the third quarter of 2022. Third quarter 2023 Non-GAAP net income margin totaled 25.0% compared to 23.0% for the third quarter of 2022.

Fully Diluted Earnings Per Share: Third quarter 2023 Non-GAAP fully diluted earnings per share increased 18% to $2.27 compared to $1.92 for the third quarter of 2022.

Full-Year 2023 Guidance:

Raising Full-Year 2023 Guidance:
The Company increased full-year 2023 Non-GAAP total revenues to an expected range of $2,359 million to $2,379 million, representing 9% growth at the midpoint compared to full-year 2022.

The Company increased full-year 2023 Non-GAAP fully diluted earnings per share to an expected range of $8.58 to $8.78, representing 14% growth at the midpoint compared to full-year 2022.

2024 Outlook:

The Company is providing preliminary expectations beyond 2023 as follows:
•	Full-year 2024 cloud revenue growth of at least 18% year over year, exclusive of any contribution from the LiveVox acquisition, which is expected to close in the first half of 2024.
•	On a full year basis for 2024, LiveVox is expected to contribute approximately $142 million of revenue.
•	Including synergies from LiveVox, we expect 2024 EBITDA to be nearly $900 million and to exceed $1 billion in 2025.

Quarterly Results Conference Call

NICE management will host its earnings conference call today November 16, 2023, at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.
The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investor Relations Contact
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East, that may disrupt our business and the global economy and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2023	2022
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$713,090	$529,596
Short-term investments	938,500	1,041,943
Trade receivables	537,951	518,517
Debt hedge option	93,505	122,323
Prepaid expenses and other current assets	205,564	204,754

Total current assets	2,488,610	2,417,133

LONG-TERM ASSETS:
Property and equipment, net	170,619	159,285
Deferred tax assets	145,404	116,889
Other intangible assets, net	150,708	209,605
Operating lease right-of-use assets	97,814	102,893
Goodwill	1,627,186	1,617,118
Prepaid expenses and other long-term assets	215,650	231,496

Total long-term assets	2,407,381	2,437,286

TOTAL ASSETS	$4,895,991	$4,854,419

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$56,998	$56,019
Deferred revenues and advances from customers	304,968	338,930
Current maturities of operating leases	12,569	13,525
Debt	181,131	209,292
Accrued expenses and other liabilities	460,910	523,451

Total current liabilities	1,016,576	1,141,217

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	51,502	57,211
Operating leases	92,270	99,262
Deferred tax liabilities	8,760	7,336
Debt	456,652	455,382
Other long-term liabilities	38,535	38,588

Total long-term liabilities	647,719	657,779

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,218,880	3,042,085
Non-controlling interests	12,816	13,338

Total shareholders' equity	3,231,696	3,055,423

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,895,991	$4,854,419

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2023	2022	2023	2022
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Cloud	$403,324	$330,487	$1,152,839	$936,472
Services	160,220	165,202	479,022	488,909
Product	37,800	59,035	122,455	187,353
Total revenue	601,344	554,724	1,754,316	1,612,734

Cost of revenue:
Cloud	140,564	118,706	407,144	345,497
Services	45,292	45,697	140,216	137,598
Product	5,130	6,379	19,935	19,613
Total cost of revenue	190,986	170,782	567,295	502,708

Gross profit	410,358	383,942	1,187,021	1,110,026

Operating expenses:
Research and development, net	84,848	74,048	241,589	224,108
Selling and marketing	144,171	158,608	444,614	461,636
General and administrative	67,713	60,991	188,256	176,933
Total operating expenses	296,732	293,647	874,459	862,677

Operating income	113,626	90,295	312,562	247,349

Financial and other income, net	(7,037)	(596)	(25,108)	(1,032)

Income before tax	120,663	90,891	337,670	248,381
Taxes on income	28,310	19,645	81,021	53,622
Net income	$92,353	$71,246	$256,649	$194,759

Earnings per share:
Basic	$1.46	$1.12	$4.03	$3.05
Diluted	$1.39	$1.07	$3.86	$2.93

Weighted average shares outstanding:
Basic	63,422	63,739	63,693	63,763
Diluted	66,223	66,446	66,438	66,524

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2023	2022	2023	2022
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$92,353	$71,246	$256,649	$194,759
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,269	42,594	126,148	129,077
Share-based compensation	46,213	42,396	130,488	133,689
Amortization of premium and discount and accrued interest on marketable securities	998	2,090	2,044	7,162
Deferred taxes, net	(13,915)	(11,582)	(30,787)	(23,626)
Changes in operating assets and liabilities:
Trade Receivables, net	(25,807)	(14,780)	(17,720)	(85,635)
Prepaid expenses and other current assets	(315)	137	(22,361)	(40,273)
Operating lease right-of-use assets	3,182	3,494	8,685	16,814
Trade payables	11,632	(22,789)	784	1,643
Accrued expenses and other current liabilities	20,835	24,048	(28,691)	(10,283)
Deferred revenue	(54,485)	(38,963)	(39,662)	(2,332)
Operating lease liabilities	(4,140)	(5,057)	(11,541)	(22,488)
Amortization of discount on long-term debt	1,166	1,143	3,449	3,431
Loss from extinguishment of debt	-	1	37	1,206
Other	624	289	3,412	(135)
Net cash provided by operating activities	120,610	94,267	380,934	303,009

Investing Activities

Purchase of property and equipment	(5,507)	(6,067)	(23,126)	(20,952)
Purchase of Investments	(9,284)	(143,655)	(200,643)	(365,457)
Proceeds from Investments	134,486	140,814	307,038	322,404
Capitalization of internal use software costs	(12,479)	(13,427)	(41,106)	(37,171)
Payments for business acquisitions, net of cash acquired	(18,405)	-	(18,405)	-
Other	-	-	-	276
Net cash provided by (used in) investing activities	88,811	(22,335)	23,758	(100,900)

Financing Activities

Proceeds from issuance of shares upon exercise of options	43	151	1,767	424
Purchase of treasury shares	(89,506)	(22,489)	(219,417)	(120,401)
Dividends paid to noncontrolling interest	-	-	(1,480)	(376)
Repayment of debt	(23)	(18)	(1,557)	(20,128)
Net cash used in financing activities	(89,486)	(22,356)	(220,687)	(140,481)

Effect of exchange rates on cash and cash equivalents	(2,824)	(5,663)	(1,111)	(12,302)

Net change in cash, cash equivalents and restricted cash	117,111	43,913	182,894	49,326
Cash, cash equivalents and restricted cash, beginning of period	$598,879	$384,069	$533,096	$378,656

Cash, cash equivalents and restricted cash, end of period	$715,990	$427,982	$715,990	$427,982

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$713,090	$423,032	$713,090	$423,032
Restricted cash included in other current assets	$2,900	$4,950	$2,900	$4,950
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$715,990	$427,982	$715,990	$427,982

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2023	2022	2023	2022
GAAP revenues	$601,344	$554,724	$1,754,316	$1,612,734
Non-GAAP revenues	$601,344	$554,724	$1,754,316	$1,612,734

GAAP cost of revenue	$190,986	$170,782	$567,295	$502,708
Amortization of acquired intangible assets on cost of cloud	(18,967)	(18,564)	(57,732)	(55,851)
Amortization of acquired intangible assets on cost of services	-	-	-	(377)
Amortization of acquired intangible assets on cost of product	(260)	(242)	(766)	(776)
Valuation adjustment on acquired deferred cost of cloud	-	13	-	41
Cost of cloud revenue adjustment (1)	(2,160)	(2,319)	(6,360)	(6,389)
Cost of services revenue adjustment (1)	(3,016)	(2,778)	(8,764)	(8,264)
Cost of product revenue adjustment (1)	384	(135)	106	(401)
Non-GAAP cost of revenue	$166,967	$146,757	$493,779	$430,691

GAAP gross profit	$410,358	$383,942	$1,187,021	$1,110,026
Gross profit adjustments	24,019	24,025	73,516	72,017
Non-GAAP gross profit	$434,377	$407,967	$1,260,537	$1,182,043

GAAP operating expenses	$296,732	$293,647	$874,459	$862,677
Research and development (1)	(8,224)	(7,424)	(24,405)	(23,825)
Sales and marketing (1,2)	(12,376)	(13,723)	(36,533)	(43,121)
General and administrative (1,2)	(22,348)	(16,505)	(57,703)	(52,991)
Amortization of acquired intangible assets	(3,308)	(7,379)	(12,251)	(23,153)
Valuation adjustment on acquired deferred commission	30	48	106	153
Non-GAAP operating expenses	$250,506	$248,664	$743,673	$719,740

GAAP financial and other income, net	$(7,037)	$(596)	$(25,108)	$(1,032)
Amortization of discount and loss of extinguishment on debt	(1,166)	(1,144)	(3,486)	(4,637)
Change in fair value of contingent consideration	(239)	-	(817)	-
Non-GAAP financial and other income, net	(8,442)	(1,740)	(29,411)	(5,669)

GAAP taxes on income	$28,310	$19,645	$81,021	$53,622
Tax adjustments re non-GAAP adjustments	13,372	13,598	37,473	42,860
Non-GAAP taxes on income	$41,682	$33,243	$118,494	$96,482

GAAP net income	$92,353	$71,246	$256,649	$194,759
Valuation adjustment on acquired deferred cost of cloud revenue	-	(13)	-	(41)
Amortization of acquired intangible assets	22,535	26,185	70,749	80,157
Valuation adjustment on acquired deferred commission	(30)	(48)	(106)	(153)
Share-based compensation (1)	47,287	42,884	133,206	134,991
Acquisition related expenses (2)	453	-	453	-
Amortization of discount and loss of extinguishment on debt	1,166	1,144	3,486	4,637
Change in fair value of contingent consideration	239	-	817	-
Tax adjustments re non-GAAP adjustments	(13,372)	(13,598)	(37,473)	(42,860)
Non-GAAP net income	$150,631	$127,800	$427,781	$371,490

GAAP diluted earnings per share	$1.39	$1.07	$3.86	$2.93

Non-GAAP diluted earnings per share	$2.27	$1.92	$6.44	$5.58

Shares used in computing GAAP diluted earnings per share	66,223	66,446	66,438	66,524

Shares used in computing non-GAAP diluted earnings per share	66,223	66,446	66,438	66,524

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		September 30,		September 30,
		2023	2022	2023	2022

	Cost of cloud revenue	$2,160	$2,319	$6,360	$6,389
	Cost of services revenue	3,016	2,778	8,764	8,264
	Cost of product revenue	(384)	135	(106)	401
	Research and development	8,224	7,424	24,405	23,825
	Sales and marketing	12,351	13,723	36,508	43,121
	General and administrative	21,920	16,505	57,275	52,991
		$47,287	$42,884	$133,206	$134,991

(2)	Acquisition related expenses
		Quarter ended		Year to date
		September 30,		September 30,
		2023	2022	2023	2022

	Sales and marketing	$25	$-	$25	$-
	General and administrative	428	-	428	-
		$453	$-	$453	$-